U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Rosenwald, M.D.       Lindsay                 A.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)


   787 Seventh Avenue, 48th Floor
--------------------------------------------------------------------------------
                                    (Street)


   New York              NY                      10019
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Discovery Laboratories, Inc./DE (DSCO)
================================================================================
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


================================================================================
4. Statement for Month/Year


================================================================================
5. If Amendment, Date of Original (Month/Year)

   May 2000
================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               05/01/00       P               6,250       A      $5.125    3,153,718(1)  I         By The Aries
                                                                                                               Master Fund II(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               05/01/00       P               3,021       A      $5.125    3,153,718(1)  I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               05/01/00       P                 729       A      $5.125    3,153,718(1)  I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               05/31/00       P               3,192       A      $3.900    3,153,718(1)  I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               05/31/00       P                 758       A      $3.900    3,153,718(1)  I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1)   See Attachment A.

(2) Securities beneficially acquired represent shares of Common Stock issued to the Master Fund and the Partnership, respectively. Paramount Capital Asset Management, Inc. ("Paramount Capital"), of which Dr. Rosenwald is the sole shareholder, is the General Partner of the Partnership and also serves as the investment manager to the Master Fund. Dr. Rosenwald may be deemed to have voting and investment control over the securities of the issuer owned by the Master Fund and the Partnership under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Paramount Capital and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Master Fund and the Partnership, except to the extent of their pecuniary interest therein.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Lindsay A. Rosenwald                                      July 10, 2000
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
   Lindsay A. Rosenwald, M.D.
   Chairman
   Paramount Capital Asset Management, Inc.
   Investment Manager - Aries Master Fund II
   General Partner - Aries Domestic Fund, L.P.
   General Partner - Aries Domestic Fund II, L.P.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                  Attachment A

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. 168,802 shares of Common Stock and Warrants to purchase (a) 30,664 shares of Common Stock and (b) 78,798 shares of Series B Preferred Stock, stated value $10.00, which shares of Preferred Stock are convertible into 245,324 shares of Common Stock, owned directly by Dr. Rosenwald.

2. 1,001,732 shares of Common Stock owned by RAQ, LLC, of which Dr. Rosenwald is the sole proprietor.

3. (a) 277,951 shares of Common Stock; (b) 210,149 shares of Common Stock issuable upon conversion of 67,500 shares of Preferred Stock; (c) Warrants to purchase 6,750 shares of Preferred Stock, which shares of Preferred Stock are convertible into 21,015 shares of Common Stock; and (d) Warrants to purchase 2,626 shares of Common Stock, owned by Aries Domestic Fund, L.P.

4. (a) 646,999 shares of Common Stock; (b) 490,349 shares of Common Stock issuable upon conversion of 157,500 shares of Preferred Stock; (c) Warrants to purchase 15,750 shares of Preferred Stock, which shares of Preferred Stock are convertible into 49,035 shares of Common Stock; and
      (d) Warrants to purchase 6,129 shares of Common Stock, owned by The Aries Master Fund II.

5.    2,943 shares of Common Stock owned by the Aries Domestic Fund II, L.P.